Exhibit 1.6

ANNEX C

Comparison of governance provisions currently applicable to Brembo S.p.A. and those applicable to Brembo N.V. after the Cross-Border Conversion

The following chart provides a comparison between the governance provisions (including the independence requirements for directors) currently applicable to Brembo S.p.A. and those applicable to Brembo N.V. following the Cross-Border Conversion.

It should be noted that the column related to the governance of Brembo N.V. after the Cross-Border Conversion has been prepared on the basis of publicly available information.

Before the Cross-Border Transaction – Brembo S.p.A.	After the Cross-Border Transaction – Brembo N.V.
Governance model

Currently, Brembo S.p.A. has adopted a traditional governance model, under which the corporate bodies are: (i) the shareholders’ meeting, (ii) the board of directors (appointed by the shareholders’ meeting), and (iii) the board of statutory auditors (appointed by the shareholders’ meeting).

Brembo N.V. will adopt, according to the New Articles, the one-tier model in which the corporate bodies are: (i) the shareholders’ meeting of holders of all shares, as well as of each class of shares and (ii) the board of directors appointed by the shareholders’ meeting.

Following the Cross-Border Transaction, Brembo N.V. will not have a board of auditors.

Shareholders’ meeting – Notice of call

Pursuant to Brembo S.p.A.’s by-laws and Italian law, shareholders’ meetings may be called in single call as well as in first, second or third call.

The meeting shall be convened by the board of directors by written notice containing the day, time, place, and business to be transacted to be published in a nationally circulated newspaper and on the company’s website at least 30 days before the scheduled date of the meeting, except as noted below.

With regard to the ordinary meeting called to appoint, through the list voting mechanism, the members of the board of directors and the board of auditors, the notice must be published at least 40 days before the date of the meeting.

With regard to the extraordinary shareholders’ meeting called to pass resolutions under Articles 2446 (capital reduction due to losses), 2447 (capital reduction below the legal limit) and 2487 (liquidation) of the Civil Code, the notice of the meeting must be published at least 21 days before the date of the meeting.

With regard to the meeting called to deliberate under Article 104 of the ICLF (authorization to take defensive measures in the context of an MTO), the notice of the meeting must be published at least 15 days before the date of the meeting.

The meeting shall be convened by the board of directors by means of a notice stating the items to be discussed, the place and time of the meeting, the requirements and procedures for attendance and voting, and the address of the website of Brembo N.V.

Shareholder meetings must be called at least 42 days before the date set for the meeting.

In accordance with Dutch law, all announcements, notices and other communications to shareholders and other persons entitled to attend the meeting must be made public on the company’s website.

For class meetings of the shares of a class that are not listed, the term for convening such meeting is at least 15 days and no record date applies.

Shareholders’ meeting – Attendance requirements

In order to attend the shareholders’ meeting, holders of Brembo S.p.A. shares (dematerialized and admitted to centralized management at Monte Titoli in accordance with Articles 83-quater et seq. of the ICLF) are required to request the banks or intermediaries with whom they hold the relevant account, to transmit to Brembo S.p.A. the certifications attesting to the number of shares held at the end of the 7th open market day preceding the date scheduled for the shareholders’ meeting (record date), without changes in share ownership occurring between that record date and the date of the shareholders’ meeting being relevant.

Such certification issued by the intermediary must be received by Brembo S.p.A. by the end of the 3rd trading day prior to the date of the shareholders’ meeting. In any case, shareholders are entitled to attend the meeting even if the certification is received by Brembo S.p.A. later but before the start of the meeting proceedings.

Each shareholder entitled to attend the meeting may be represented by another person. Representation requires the granting of a written power of attorney. A proxy may only be given for a single meeting.

The right to attend the shareholders’ meeting is vested in those who hold this right on the 28th day prior to the date of the meeting (record date). In addition to the record date, the notice convening the shareholders’ meeting shall, likewise, stipulate the manner by which shareholders and other persons entitled to attend must register and exercise their respective rights.

Shareholders may choose to be represented at the meeting by a duly authorized representative in writing.

Shareholders’ meeting – Voting rights

The by-laws of Brembo S.p.A. provide for increased voting rights pursuant to Article 127-quinquies of the ICLF. Specifically, upon uninterrupted ownership and continuous registration in a special register in the name of the same shareholder for twenty-four months, each ordinary share will thus confer two voting rights.

Under Dutch law and statutory practice, increased voting rights can be adopted without meeting the quantitative limit to the voting multiplier provided by Italian law under Article 127-quinquies of the ICLF (2x).

The New Articles will provide, in addition to the change of the corporate purpose, a multiple voting share system under Dutch law, immediately applicable following the Cross-Border Conversion and designed to encourage long-term shareholder participation in a manner that reinforces the Company’s stability, as well as to provide the Company with enhanced flexibility in pursuing strategic investment opportunities in the future and, in connection therewith, the use of ordinary shares as currency.

Shareholders’ meeting – Quorum

An ordinary meeting of shareholders is validly constituted on first call if at least 50% of the share capital is represented. On second or single call, no quorum is required. In first call, the ordinary shareholders’ meeting passes resolutions with the affirmative vote of the majority of the share capital (absolute majority). On second or single call, the ordinary meeting passes resolutions by the affirmative vote of the majority of the share capital represented at the meeting. In resolutions concerning the appointment of the board of directors and the board of auditors, the election is carried out through the list voting mechanism.

An extraordinary shareholders’ meeting is validly constituted when at least half of the share capital is represented, if convened on first call, or when more than 1/3 of the share capital is represented, if convened on second call, or, finally, when at least 20% of the share capital is represented, if convened on subsequent second or single call. On first call, second call, or on subsequent call or single call, the extraordinary meeting shall pass resolutions with the affirmative vote of at least 2/3 of the share capital represented at the meeting.

Dutch law makes no distinction between ordinary and extraordinary meetings. All resolutions are passed by an absolute majority of those voting. However, in cases where shareholders representing less than half of the issued share capital attend the meeting, a 2/3 majority of the votes cast is required to pass the following resolutions:

(a) (b) (c) (d)
reduction of share capital;
limitation or exclusion of pre-emptive rights;
authorization of the board of directors to limit or exclude shareholders’ pre-emptive rights; and
approval of merger or demerger transactions.

For class meetings, all resolutions will be adopted by absolute majority of the votes cast on shares with no quorum being applicable.
Shareholders’ right to call a meeting and request to supplement the agenda

The directors must call a meeting without delay when a request is made by as many shareholders representing at least 5% of Brembo S.p.A.’s capital, subject to an indication of the items to be discussed and provided that the relevant resolution does not, by law, require that it be passed on the proposal of the directors or on the basis of a draft or report prepared by them.

If the board of directors or, in its stead, the board of auditors fails to provide, the meeting may be convened by the competent court if the refusal to provide is unjustified.

Shareholders representing at least 2.5% of Brembo S.p.A.’s share capital may request that items be added to the agenda within 10 days of the publication of the notice of call of the meeting (or within 5 days if the meeting is called to approve a reduction in share capital).

If the board of directors or, in its stead, the board of auditors fails to provide, the meeting may be convened by the competent court if the refusal to provide is unjustified.

Persons holding voting rights who hold, including jointly, at least 10% of the share capital may request in writing that the board of directors call a meeting, indicating the matters to be discussed.

If no such meeting has been held within eight weeks after the request, the requesting shareholders may be authorized by the court to call the meeting.

Shareholders representing at least 3% of the capital may request that items on the agenda be added to the agenda. The shareholder needs to state the reasons for the request and the request needs to be received by the lead non-executive chair, the executive chair or the chief executive officer in writing at least sixty (60) days before the date of the shareholders’ meeting.

The Dutch Corporate Governance Code prescribes that shareholders should only do so after having consulted the board of directors.

Solicitation of proxies

Pursuant to Italian law, Brembo S.p.A., one or more of its shareholders or any other eligible person may conduct a proxy solicitation. The solicitation of proxies must be carried out through the dissemination of a prospectus and a proxy form; the relevant notice must be published on Brembo S.p.A.’s website and communicated to CONSOB, Borsa Italiana and Monte Titoli.

Proxies must be dated, signed, and include voting instructions. Voting instructions may also refer only to certain items on the agenda. Proxies so conferred may be revoked up to the last day before the meeting. Proxies may be conferred only for individual meetings that have already been convened.

The New Articles provide that a shareholder may be represented by a proxy holder authorized in writing. A proxy form will be made available on the company’s website on the date of the convocation of the shareholders’ meeting.

Solicitation of Proxies is not regulated in the Netherlands.

Pre-emption right

Under Italian law, a shareholder of a joint stock company has an option right to subscribe for new shares issued for cash and convertible bonds in proportion to the shareholding already held, with the exceptions summarized below.

Pre-emption rights do not apply to newly issued shares to be paid for by contributions in kind. The pre-emption right may also be excluded or limited when the interest of the company so requires. In both cases, the reasons for exclusion or limitation must be adequately explained by the directors in a special report.

In companies with shares listed on regulated markets or traded on multilateral trading facilities, the by-laws may also exclude pre-emption right to the extent of 10% of the pre-existing share capital, provided that the issue price corresponds to the market value of the shares and this is confirmed in a special report by a statutory auditor or auditing firm.

Eventually, pre-emption rights are excluded if the newly issued shares are offered for subscription to employees of the company or companies that control it or are controlled by it.

Under the New Articles, shareholders have a pre-emptive right on newly issued ordinary shares in proportion to the aggregate number of ordinary shares already held.

Exceptions to these pre-emptive rights include (i) the issue of ordinary shares against a contribution in kind other than in cash, (ii) the issue of ordinary shares to employees of the company or of a group company pursuant to a n employee share scheme or as an employee benefit and (iii) the issue of ordinary shares to persons exercising a previously granted right to subscribe for shares.

Following the Cross-Border Conversion, the board of directors will be the competent body to restrict or exclude pre-emptive rights for a period of 5 years. After this 5-year period, pre-emptive rights relating to ordinary shares may be restricted or excluded by the shareholders’ meeting, or if the shareholders’ meeting designed the board of directors to do so, the board of directors for maximum periods of 5 year.

Within eight (8) days following the adoption of a resolution to exclude or restrict pre-emptive rights or for the designation of the board of directors to restrict or exclude pre-emptive rights, the board of directors shall file the full text of the resolution at the office of the Dutch trade register.

Shareholders have no pre-emptive rights on newly issued special voting shares. In respect of an issuance of ordinary shares to all shareholders, subject to regulatory restrictions, whereby pre-emptive rights are not restricted or excluded, each holder of one or more special voting shares will have a pre-emptive right to acquire such a number of special voting shares to maintain the same proportion of ordinary shares and special voting shares as a shareholder holds prior to the issuance of ordinary shares.

Right of withdrawal

Pursuant to Italian law, the right of withdrawal may be exercised by shareholders who did not participate (as absent, opposed or abstaining) in the adoption of the following resolutions at the shareholders’ meeting:

Dutch law does not provide for the institution of a right of withdrawal (except in the case of cross-border merger transactions in which a Dutch company acts as disappearing company).
(a)	the modification of the corporate purpose of the company;
(b)	the transformation of society;
(c)	the transfer of the registered office abroad;
(d)	the revocation of the company’s state of liquidation; and
(e)	amendments to the by-laws concerning voting or participation rights.

Under Italian law, in the case of shares listed on regulated markets, shareholders who did not participate in the resolution resulting in the delisting have the right to withdraw from the company.

The right of withdrawal may be exercised for all or part of the shares held by the eligible shareholder.

In order to validly exercise their right of withdrawal, eligible shareholders must send a notice to the company by registered letter within fifteen days of the registration in the commercial register of the resolution legitimizing the exercise of withdrawal.

Shares for which the right of withdrawal is exercised cannot be transferred by the withdrawing shareholder and must remain deposited at the registered office (or with the relevant intermediary).

Purchase of own shares

Pursuant to Italian law, the purchase of treasury shares is permitted only within the limits of distributable profits and available reserves resulting from the latest financial statements, it being understood, in any case, that only fully paid shares may be purchased.

The purchase must be authorized by the shareholders’ meeting, which shall determine the terms and conditions, indicating in particular the maximum number of shares to be purchased, the duration, not exceeding 18 months, for which the authorization is granted, the minimum consideration and the maximum consideration.

The par value of treasury shares that can be purchased by the company and its subsidiaries may in no case exceed a total of 20% of the company’s share capital.

Shareholders’ authorization to dispose of treasury shares has no time limit.
The purchase of fully paid-up treasury shares for consideration is permitted only if:

(a)
the board of directors has been authorized to do so by the shareholders’ meeting. Such authorization may be issued for a period not exceeding 18 months, and shall specify the number of shares, the method of purchase, and the limits for setting the purchase price;

(b) the assets of the company, less the amount needed to make the share purchase, are not less than the sum of subscribed and paid-up share capital and mandatory reserves;
(c)
the par value of the treasury shares to be purchased and the treasury shares already held by the company (or held in pledge or held by subsidiaries) does not exceed half of the aggregate par value of the share capital.

The purchase of treasury shares is also allowed, without authorization by the shareholders’ meeting, for the purpose of transferring such shares to employees under an employee share scheme, provided these shares are listed.

Other rights of minority shareholders

Under Italian law, shareholders representing at least 1/40th of the share capital of a company with listed shares may bring a corporate liability action on behalf of the company against directors for breach of their duties to the company. If such an action is successful, damages shall accrue exclusively in favor of the company. The foregoing is without prejudice to the right to damages due to an individual shareholder who has been directly harmed by a negligent or willful act of the directors.

Any shareholder representing at least 1/1000 of the share capital (with voting rights) of a company with listed shares may also challenge resolutions of the board of directors within 90 days of approval where the relevant resolution may prejudice his or her rights.

Any shareholder (absent, dissenting, or abstaining) representing at least 1/1000 of the share capital (with voting rights) may challenge any resolution of the shareholders’ meeting that is contrary to the law or the by-laws.

If a director is liable to the corporation, such as for breach of fiduciary duty, only the corporation can bring a liability action against him or her. Accordingly, a shareholder or a group of shareholders can only bring an action against a director if they are directly harmed by a wrongful act of the director.

If they show that there are well-founded reasons to doubt the correctness of the company’s management policy or conduct of its business, qualified minorities of shareholders may obtain the initiation of judicial review proceedings at the Companies Chamber of the Amsterdam Court of Appeals. This right accrues to shareholders who (even jointly):

●
where the issued share capital does not exceed Euro 22.5 million, hold shares representing the lesser of: (i) at least 10% of the issued share capital, or (ii) Euro 225,000 of the par value of the issued shares;

●
where the issued share capital exceeds Euro 22.5 million, hold shares representing the lesser of: (i) 1% of the issued share capital, or (ii) Euro 20 million based on the closing price of the share at the end of the last trading day before the application is filed.

This procedure (enquĕte) is not only enabled for shareholders, but also for Brembo N.V. itself, groups further specified in the by-laws, and the trustee in case of bankruptcy, trade unions and the attorney general for reasons of public interest.

Financial statements

The company’s ordinary shareholders’ meeting shall be convened to approve the financial statements within 120 days after the close of the company’s fiscal year, or 180 if the by-laws so permit and the company is required to prepare consolidated financial statements or special needs relating to the company’s structure and purpose so require.

Within 4 months after the end of the year, Italian listed company shall make available to the public at the company’s headquarters, on the company website and with the other ways envisaged by CONSOB’s regulation, the annual financial report, comprising the draft financial statements and consolidated financial statements, the report on operations and the auditing report.

The Italian listed companies shall publish, as soon as possible and in any case within 3 months after the end of the first 6 months of the financial year, a half-yearly financial report containing the simplified half-year statements, interim directors’ report auditors’ report.

The board of directors needs to prepare the annual financial statements within 4 months after the close of the company’s financial year, make them publicly available and file the with the Dutch Authority for the Financial Markets (AFM). The board of directors must submit the annual accounts for adoption by the shareholders’ meeting. The Company’s shareholders’ meeting is convened to approve the annual financial statements within 6 months after the end of the fiscal year and otherwise the supervisor, the AFM, needs to be notified without delay.

Within 3 months after the end of the first 6 months of each financial year, the board of directors must prepare interim financial statements, make them publicly available and file the with the AFM.

Dividends

Dividends may be distributed to shareholders: (i) up to the amount of the net income shown in the duly approved annual financial statements for the preceding fiscal year, provided, however, that net income is first deducted to establish the legal capital reserve (and up to such reserve being equal to 20% of the share capital) and subject to any further provisions provided for in the articles of incorporation or ordered by the shareholders’ meeting, and/or (ii) up to the amount of the distributable capital reserves.

Dividends may not be distributed where such distribution would reduce the assets of the company below the amount of fully subscribed and paid-up share capital and reserves provided for in accordance with the law.

The board of directors may decide that the profits realized during a financial year are fully or partially appropriated to increase and/or form reserves. The profits remaining will be put at the disposal of the shareholders’ meeting. for the benefit of the holders of ordinary shares.

The company may make distributions of operating profits for the benefit of shareholders only to the extent that the company’s equity exceeds the amount of the company’s issued share capital plus the reserves that must be maintained in accordance with Dutch law and the articles of association. Dividends will be paid after the adoption of the annual accounts and a proposal to pay dividend to the holders of the ordinary shares will be dealt with as a separate agenda item at the shareholders’ meeting. No distribution will be made on the special voting shares.

Interim distributions may be made by the board of directors when it appears from an unaudited interim statement of assets signed by the board of directors that the company’s equity exceeds the amount of the issued capital, increased by the reserves which must be maintained in accordance with Dutch law and the articles of association.

Administrative body: election, removal, replacements

The company is governed by a board of directors consisting of between five and eleven members, as determined by the shareholders’ meeting. Currently, Brembo S.p.A.’s board of directors consists of eleven members.

Directors are appointed for a term not exceeding 3 fiscal years, expiring on the day of the meeting called to approve the annual budget for the last year of their term.

Under Italian law, the board of directors is elected through a slate voting mechanism.

Directors may be removed from office at any time by resolution of the shareholders’ meeting. Directors removed before the natural expiration of their term of office without just cause are entitled to compensation for damages.

In the event that certain directors leave office, the board of directors, by a resolution approved by the board of auditors, shall replace them by co-option, provided that the majority is still made up of directors appointed by the shareholders’ meeting. Directors so appointed shall hold office until the next shareholders’ meeting.

The board of directors is elected by the shareholders’ meeting on a pure majority system, by separate voting for each candidate listed on the agenda upon a binding nomination by the board of directors. The shareholders’ meeting may overrule this nomination by a majority of the votes provided that this majority of the votes represents more than half of the issued share capital. List voting is not covered by Dutch law. The board of directors consists of executive and non-executive directors. The chairman is chosen from among the latter.

The term of office of the board of directors may not exceed 4 years. According to the DCGC, an executive director may be reappointed for a term of four years and the diversity and inclusion policy should be considered in the preparation of the appointment or reappointment.

According to the DCGC, a non-executive director also appointed for a period of four years and may then be reappointed once for another four-year period. After those eight years, the non-executive director may then be reappointed for a period of two years, which may be extended by at most two years.

The shareholders’ meeting has the power to suspend or remove directors from office at any time.

In the event that one or more directors cease to serve, management power remains with the board of directors formed by the remaining directors, who may appoint one or more substitutes to serve temporarily.

Administrative body: independence and gender requirements

The corporate governance code promoted by Borsa Italiana provides the following rules and principles regarding the independence of board members:

●    in large companies with concentrated ownership (which Brembo S.p.A. is) at least 1/3 of the directors must be independent. In addition, the majority of the members of the control and risk committee, the remuneration committee and the nomination committee must be independent;

●      circumstances that compromise, or appear to compromise, the independence of a director are at least the following:

(a)    whether he is a significant shareholder in the company;
(b)    whether he is, or has been in the previous three fiscal years, an executive director or employee:
(i)    of the company, one of its strategically important subsidiaries or a company under common control;
(ii)   Of a significant shareholder in the company;
(c)   whether, directly or indirectly (e.g., through subsidiaries or companies of which he or she is an executive director, or as a partner in a professional firm or consulting firm), he or she has, or has had in the previous three fiscal years, a significant commercial, financial, or professional relationship:
(i)    with the company or its subsidiaries, or its executive directors or top management;
(ii)   with a person who, including together with others through a shareholders’ agreement, controls the company; or, if the parent is a company or entity, with its executive directors or top management;
(d)  whether he/she receives, or has received in the previous three fiscal years, from the company, one of its subsidiaries, or the parent company, significant additional remuneration over and above the fixed remuneration for the office and the remuneration provided for participation in the committees recommended by the Code or provided for by current regulations;
(e)    if he has been a director of the company for more than nine fiscal years, including non-consecutive fiscal years, in the last twelve fiscal years;
(f)    if he or she holds the position of executive director in another company in which an executive director of the company holds a directorship;
(g)    if he/she is a partner or director of a company or entity belonging to the network of the company’s auditing firm; and
(h)    if he/she is a close family member of a person who is in one of the situations mentioned in the previous points.

According to Article 147-ter of the ICLF, the least represented gender must get at least 2/5 of the directors.

Independence

The DCGC provides the following rules and principles regarding the independence of non-executive directors:

●    the majority of the non-executive directors must be independent. In addition, the chairman of the board must be independent and cannot be a former executive director of the company. In addition, the majority of the members of the audit committee, the remuneration committee, and the nomination committee must be independent;

●    a non-executive director cannot be considered independent if he or she personally, or his or her spouse, partner (or part of a civil union), adopted child, or relative or kin up to the second degree:

(a)   has been an employee or director of the company (including related entities) in the five years prior to appointment;
(b)   receives financial compensation from the company, or a company related to it, other than compensation received for work performed as a member of the board of directors and to the extent that this is not in line with the normal course of business;
(c)   had a relevant business relationship with the company or a company related to it in the year prior to the appointment. This includes the case where the board member, or the company of which he or she is a shareholder, partner, employee, or consultant, has acted as a consultant to the company (consultant, external auditor, civil notary, or lawyer) and the case where the board member is a director or employee of a bank with which the company has a long-standing and significant relationship;
(d)   is a member of the board of directors of a company in which another member of the board of directors of the company he or she supervises is a member of the supervisory board;
(e)   in the preceding twelve months has temporarily performed management functions in the absence or due to incapacity of members of the company’s board of directors;
(f)    holds an interest of at least 10% in the company, taking into account the participation of natural or legal persons who cooperate with him or her on the basis of an express or tacit, verbal or written agreement; or
(g)   is a member of the board of directors or supervisory board-or is a representative in another capacity-of a legal entity that holds at least 10% of the company’s shares, unless the entity is a group company.

Gender

A new gender law has become effective in the Netherlands and is applicable to companies with shares admitted to a regulated exchange in the Netherlands and is therefore not applicable to Brembo N.V. This law stipulates that as long as one-third of the non-executive directors are not men or are not women, the appointment of a person, who’s appointment would not make the ratio of men to women between the non-executive directors more balanced, void, unless there is a reappointment within eight years of the year of appointment or exceptional circumstances are applicable (as meant in another Dutch law provision). If the number of non-executives is not dividable by three, the adjacent higher number that is divisible by three is taken into account for this calculation.

Pursuant to the DCGC the company must have a policy on diversity and inclusion (D&I policy) for the enterprise. This policy should set in any case set specific, appropriate and ambitious targets in order to achieve a good balance in gender diversity and other D&I aspects of relevance to the company. This policy should be applicable to the executive directors, non-executive directors, the executive committee and a category of employees in managerial positions (the senior management).

The corporate governance statement included in the company’s annual report must explain the D&I policy and the way in which it is implemented in practice, including the goals, the plan to achieve the goals, the result in the past financial year and the gender composition of the board of directors, executive committee and senior management at the end of the past financial year.

Administrative body: powers

The board of directors is vested with the broadest powers for the ordinary and extraordinary management of the company, excluding only those powers that the law strictly reserves to the shareholders’ meeting.

A majority of the directors in office must be present for board meetings to be valid. Resolutions are passed by majority vote of those present; in case of a tie, the chairman has the casting vote.

Under Brembo S.p.A.’s by-laws, the following matters are the exclusive responsibility of the board of directors and cannot be delegated:

The board of directors is charged with the management of the company and exercises control over its administration.

The presence of a majority (including by representation) of the directors in office is required for board meetings to be valid. Resolutions are passed by a majority vote of those present. It is also possible for the board of directors to make decisions by written consultation without convening a meeting, provided that all directors, have been consulted and none of them raised an objection to adopt resolutions in that matter.

The board of directors may be authorized by the shareholders’ meeting to increase, in one or more tranches, the share capital up to a specified amount and for the maximum period of 5 years.

Under Dutch law, resolutions of the board of directors that have a material impact on the identity or business of the company may only be adopted with the approval of the shareholders’ meeting. Such resolutions include, among others:

●	Resolutions concerning mergers in the cases provided for in Articles 2505 and 2505-bis of the Civil Code;

●	The establishment and suppression of branch offices;

●	An indication of which of the directors have the power to represent the company;	●	The transfer of the (substantially) entire corporate activity to third parties;

●	The reduction of capital in the event of shareholder withdrawal;	●
entering into or terminating long-term cooperation agreements of the company or its subsidiaries with another legal person or company or as an unlimited partner of limited partnerships or general partnerships, where such entry into or termination is of particular importance to the company;

●	Adaptations of the statute to regulatory provisions;
●
the acquisition or disposal, by the company or one of its subsidiaries, of an interest in the capital stock of companies whose value is at least one-third of the company’s assets, as shown in the latest financial statements and notes thereto or, if the company is required to prepare consolidated financial statements, in the latest consolidated financial statements and notes thereto.

●	The relocation of the registered office within the national territory.

The board of directors may be delegated by the shareholders’ meeting to increase, in one or more tranches, the share capital up to a specified amount and for the maximum period of five years. It is also authorized, pursuant to Article 2365(2) of the Civil Code, to pass resolutions on:

●	Merger and demerger transactions with wholly and/or ninety% owned companies;

●	Establishment or cancellation of branch offices;

●	The designation of directors with power of attorney;

●	Reduction of share capital in case of withdrawal of the shareholder;

●	Adaptations of the statute to regulatory provisions.
Administrative body: internal delegations and committees

Pursuant to Brembo S.p.A.’s by-laws, the board of directors may delegate, within the limits of the law, its powers to an executive committee or to one or more of its members including the Chairman.

In addition to the CEO and two executive directors, as well as the chairman, to date, Brembo S.p.A.’s board of directors has established the following intra-board committees in accordance with the corporate governance code promoted by Borsa Italiana (all composed of non-executive and independent directors):

Specific tasks may be assigned to individual executive directors in the board rules and delegations by the executive directors. According to the DCGC, the division of duties between the non-executive directors should be laid down in terms of reference, including a paragraph dealing with its relations with the executive directors, the shareholders’ meeting, the employee participation body and the executive committee, and should be posted on the company’s website.

Pursuant to the DCGC, if the board of directors has more than 4 non-executive directors, the following internal-board committees must be established:

●	The audit, risk and sustainability committee and related parties;
●	The remuneration and nomination committee.	●	an audit committee responsible for, among other things, overseeing the accounting and financial reporting process, auditor selection, internal control system, and risk management system;

		●	a remuneration committee responsible, among other things, for setting remuneration policies concerning directors;

		●	an appointment committee responsible for, among other things, establishing criteria and procedures for the selection and appointment of directors and the evaluation of directors.

If the non-executive directors decide not to establish one of the abovementioned committees, the best practice provisions applicable to such committees should apply to all non-executive directors. The non-executive directors should draw up terms of reference for these committees, indicating the role and responsibility of the committee concerned, its composition and the manner in which it discharges it duties. These terms of reference should also be posted on the website.

Disclosure of significant holdings

Pursuant to Article 120 ICLF, each person whose shareholding in the share capital of a listed company reaches or exceeds, upward or downward, the thresholds of 3% [only for non-SME companies], 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6% or 90% is required to notify both the company and CONSOB within 4 trading days after the relevant threshold is exceeded. For the purpose of disclosures on significant holdings, capital means the capital represented by voting shares; in companies whose by-laws allow for increased voting rights or have provided for the issuance of multiple voting shares, capital means the total number of voting rights.

For the purpose of calculating the percentage shareholding in the share capital and/or voting rights, the shares in which a person holds are taken into account, even if the voting right is vested or assigned to a third party or is suspended.

Shares in respect of which a person is entitled to or has the right to vote shall also be considered where one or a combination of the following occurs: (i) the voting right accrues as a pledgee or usufructuary, (ii) the voting right accrues as a custodian or nominee on behalf of a third party, provided that such right may be exercised discretionally, (iii) the voting right accrues by virtue of a proxy, provided that such right may be exercised discretionally in the absence of specific instructions from the proxy giver, and (iv) the voting right accrues pursuant to an agreement providing for the provisional transfer of the same for a consideration.

Pursuant to the Dutch regulations, each person who, directly or indirectly, acquires or disposes of an actual or potential interest in the company or voting rights in the company is required to immediately notify the AFM in writing, by submitting a special form on a dedicated portal, if - as a result of such purchase or act of disposition – the percentage of share capital interest and/or voting rights attributable to that person reaches, or exceeds, or falls below the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95%.

The aforementioned disclosure requirements also apply with reference to shareholdings and/or voting rights referable to members of the board of directors.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (a) shares and voting rights directly held (or acquired or disposed) by any person; (b) shares and voting rights held (or acquired or disposed of) by such person’s controlled entity or by a third party for such person’s account or by a third party with whom such person has concluded an oral or writing voting agreement; (c) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights against a payment; (d) shares which such person (directly or indirectly), or third party referred to above, may acquire pursuant to any option or other right to acquire shares; (e) shares that determine the value of certain cash- settled financial instruments such as contracts for difference and total return swaps; (f) shares that must be acquired upon exercise of a put option by a counterparty; and (g) shares that are the subject of another contract creating an economic position similar to a direct or indirect holding in those shares.

Failure to comply with these reporting requirements constitutes an offense and may result in criminal proceedings. The AFM may apply administrative sanctions for noncompliance; a resolution to this effect is made public. In addition, further sanctions may be imposed by the court in civil proceedings against any person who fails to disclose - or improperly discloses -information that he or she has a duty to disclose (such as sterilization of voting rights or annulment of the meeting resolution adopted with the casting vote of the person who failed to disclose his or her shareholding).

Mandatory takeover

Pursuant to Article 106(1) of the ICLF, anyone (as a result of acquisitions or as a result of increasing their voting rights) who holds an interest of more than 30% of the share capital or holds more than 30% of the voting rights must promote a mandatory tender offer, addressed to all holders of the issuer’s securities, on all securities admitted to trading on a regulated market.

In addition, Article 106(1-bis) of the ICLF stipulates that a mandatory takeover bid shall be made in the event that any person, as a result of acquisitions, is found to hold more than 25% of the share capital of a non-SME issuer and no other shareholder has a stake greater than the latter.

Under Dutch law, any person who, acting individually or in concert with others, acquires, directly or indirectly, 30% or more of the voting rights of a company listed on a Dutch or EEA regulated market will be obliged to make a takeover bid for all of the company’s shares.

The obligation does not apply to those who, individually or in concert with others, hold 30% or more of the voting rights of the company before the shares are listed and who continue to hold the same interest after the listing.

Sell out and squeeze out

Anyone who comes to hold more than 90% of the issued capital of a listed Italian company has an obligation to buy the remaining securities admitted to trading from those who request it (sell out) if he or she does not restore within 90 days a sufficient free float to ensure regular trading.

An offeror who comes to hold, as a result of a full public offering, a stake of at least 95% of the issued capital of a listed Italian company: (i) has the obligation to purchase the remaining securities from those who request them (sell out), and (ii) has the right to purchase the shares held by minority shareholders within the period of 3 months after the end of the offer acceptance period, if it has declared in the offer document its intention to avail itself of this right (squeeze out).

A shareholder who, in his or her own right, holds at least 95% of the issued capital may institute proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal for the purpose of obtaining an order allowing him or her to purchase the shares of minority shareholders (squeeze out). The Enterprise Chamber of the Amsterdam Court of Appeal will reject the claim if the minority shareholders would suffer serious material damage as a result of the transfer despite the compensation.

An offeror under a public offer is also entitled to start squeeze-out proceedings if, following the public offer, the offeror comes to hold a stake of at least 95% of the outstanding share capital and represents at least 95% of the voting rights. For this purpose, the majority shareholder is required to file an appropriate application with the Enterprise Chamber of the Amsterdam Court of Appeal within the period of 3 months after the end of the offer acceptance period.

At the same time, each minority shareholder has the right to apply to the Enterprise Chamber of the Amsterdam Court of Appeal for a shareholder holding at least 95% of the issued capital or at least 95% of the voting rights to purchase its shares (sell out). In such a case, the relevant application must be filed with the Enterprise Chamber of the Amsterdam Court of Appeal within the period of three months after the end of the offer acceptance period.

Officer “in charge of drafting corporate accounting documents”

Pursuant to Article 154-bis, paragraph 1, of the ICLF, the by-laws of listed company having Italy as their “home member state” stipulate the professionalism requirements and the procedures for the appointment of a manager “in charge of drafting corporate accounting documents” (dirigente preposto alla Redazione dei documenti contabili societari), subject to the mandatory opinion of the supervisory board.
The law of the Netherlands does not provide for a similar officer.